EXHIBIT 12

COLGATE-PALMOLIVE COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

(Dollars in Millions Except Per Share Amounts)

	Year Ended December 31,
	2003	2002	2001	2000	1999
Earnings:
Income before income taxes	$2.041.9	$1,870.3	$1,668.7	$1,567.2	$1,394.6

Add:
Interest on indebtedness and amortization of debt expense and discount or premium	128.1	150.8	178.0	199.7	212.2
Portion of rents representative of interest factor	37.7	32.6	32.3	30.2	33.7
Interest on ESOP notes in excess of dividends on Preference Stock	—	—	1.0	2.8	2.9
Loss on equity investments	—	0.6	—	—	—
Less:
Gain on equity investments	(0.3)	—	(0.2)	(2.2)	(5.3)

Income as adjusted	$2,207.4	$2,054.3	$1,879.8	$1,797.7	$1,638.1

Fixed Charges:
Interest on indebtedness and amortization of debt expense and discount or premium	$128.1	$150.8	$178.0	$199.7	$212.2
Portion of rents representative of interest factor	37.7	32.6	32.3	30.2	33.7
Interest on ESOP notes in excess of dividends on Preference Stock	—	—	1.0	2.8	2.9
Capitalized interest	4.0	7.4	14.4	3.8	11.8

Total fixed charges	$169.8	$190.8	$225.7	$236.5	$260.6

Preferred Dividends:
Dividends declared on $4.25 Preferred Stock, adjusted to pretax amount	$0.3	$0.6	$0.6	$0.6	$0.7
Dividends declared on Preference Stock	32.7	27.9	27.6	26.7	27.2

Total preferred dividends	$33.0	$28.5	$28.2	$27.3	$27.9

Ratio of earnings to fixed charges	13.0	10.8	8.3	7.6	6.3

Ratio of earnings to fixed charges and preferred dividends	10.9	9.4	7.4	6.8	5.7